UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires:
SCHEDULE 13D	December 31, 2005

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Zone 4 Play, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989759105

(CUSIP Number)

William W. Matthews, Esq.

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 South Broad Street

Philadelphia, PA 19102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shimon Citron

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,727,323 shares of Common Stock(1)

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 4,727,323 shares of Common Stock(1)

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,727,323 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,863,000 shares issuable upon the exercise of options.

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yariv Citron

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 494,449 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 494,449 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 494,449 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pini Gershon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,706,950 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 2,706,950 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,950 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abramovich Trust Company Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 857,462 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 857,462 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,462 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Natan Lerer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 658,175 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 658,175 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,175 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 989759105		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Azriel Zolti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 514,268 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 514,268 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,268 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                      Security and Issuer.

This statement relates to the common stock (the “Common Stock”) of Zone 4 Play, Inc. (the “Company”).  The Company’s principal offices are located at 103 Foulk Road, Wilmington, Delaware 19803.

Item 2.                                      Identity and Background.

(a)  This statement is being filed by each of the following persons with respect to shares of Common Stock beneficially owned by such person:  (i) Shimon Citron; (ii) Yariv Citron; (iii) Pini Gershon; (iv) Abramovich Trust Company Ltd.; (v) Natan Lerer; and (vi) Azriel Zolti.  All of the foregoing persons are collectively referred to herein as the “Filing Persons.”  The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the “Act”).  The Filing Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

(b)  The business address of Mr. Shimon Citron is 4 Ovadia Street, Ramat Gan 52245, Israel. The business address of Mr. Yariv Citron is 4 Ovadia Street, Ramat Gan 52245, Israel. The business address of Mr. Pini Gershon is 4 Avshalom Haviv, Tel Aviv 69495, Israel. The business address of Abramovich Trust Company Ltd. is 65 Igal Alon Street, Tel Aviv 67443, Israel.  The business address of Mr. Natan Lerer is 56 Haim Sheeba Street, Beer Sheva 84492, Israel. The business address of Mr. Zolti is 5 Harav Ashy, Tel Aviv 69395, Israel.

(c)  Mr. Shimon Citron’s principal occupation is businessman.  Mr. Yariv Cintron’s principal occupation is soldier.  Mr. Gershon’s principal occupation is professional basketball coach.  Abramovich Trust Company Ltd. is a trust company.  Mr. Lerer is retired.  Mr. Zolti’s principal occupation is businessman.

(d)  During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   None of the Filing Persons is a citizen of the United States.

Item 3.                                      Source and Amount of Funds or Other Consideration.

The Filing Persons are submitting this statement in connection with a Voting Agreement which they entered into as of May 31, 2007 (the “Voting Agreement”).  There was no purchase of securities made by the Filing Persons in connection with the Voting Agreement.  Accordingly, the requirements of this item are not applicable.

Item 4.                                      Purpose of Transaction.

No securities of the Company were purchased in connection with the transaction that is the subject of this Schedule 13D.  The Filing Persons are filing this Schedule 13D in connection win the signing of the Voting Agreement.  The Filing persons do not have any plans which related to or would result in any of the items listed in Item 4.

Item 5.                                      Interest in Securities of the Issuer.

(a)  Mr. Shimon Citron beneficially owns 4,727,323 shares of Common Stock, including 1,863,000 shares issuable upon the exercise of vested options, which constitutes 13.8% of the Common Stock outstanding (based upon 32,319,031 shares of Common Stock issued and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

Mr. Yariv Citron beneficially owns 494,449 shares of Common Stock, which constitutes 1.5% of the Common Stock outstanding (based upon 32,319,031 shares of Common Stock issued and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

Mr. Gershon beneficially owns 2,706,950 shares of Common Stock, which constitutes 8.4% of the Common Stock outstanding (based upon 32,319,031 shares of Common issued to and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

Abramovich Trust Company Ltd. beneficially owns 857,462 shares of Common Stock, which constitutes 2.7% of the Common Stock outstanding (based upon 32,319,031 shares of Common issued to and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

Mr. Lerer beneficially owns 658,175 shares of Common Stock, which constitutes 2.0% of the Common Stock outstanding (based upon 32,319,031 shares of Common issued to and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

Mr. Zolti beneficially owns 514,268 shares of Common Stock, which constitutes 1.6% of the Common Stock outstanding (based upon 32,319,031 shares of Common issued to and outstanding as of May 1, 2007, as reported by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 21, 2007).

(b)  None of the other Filing Persons share voting power with respect to the Shares of Common Stock beneficially owned by him.

(c)  None of the Filing Persons have engaged in any transactions with respect to the Common Stock in the sixty (60) days prior to the filing of this Scheduled 13D.

(d)  N/A

(e)  N/A

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Filing Persons are submitting this statement in connection with their execution of the Voting Agreement.  A copy of the Voting Agreement is attached to this statement and is made a part hereof.  Under the terms of the Voting Agreement, each Filing Person agreed to vote his shares of Common Stock for the election of directors in the manner directed by Mr. Shimon Citron and to otherwise use his respective best efforts so as to elect any director nominee designated by Mr. Shimon Citron.

In order to ensure such vote, each of the Filing Persons executed and delivered to Mr. Citron as part of the Voting Agreement an irrevocable proxy granting Mr. Shimon Citron the right to vote all shares of Common Stock now owned or hereafter registered in the name of such parties for the election of directors in the manner directed by Mr. Shimon Citron.  This Voting Agreement and the related proxies relate solely to the election of directors and are not effective with respect to any other matters presented to the shareholders of the Company for a vote.

Item 7.                                      Material to be Filed as Exhibits.

Attached hereto as Exhibit 99.1 is a copy of the Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2007

/s/ Shimon Citron
Shimon Citron

/s/ Yariv Citron
Yariv Citron

/s/ Pini Gershon
Pini Gershon

Abramovich Trust Company Ltd.

By:	/s/ Avi Abramovich
Avi Abramovich

/s/ Natan Lerer
Natan Lerer

/s/ Azriel Zolti
Azriel Zolti